STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Intermediate Term Fund

March 31, 2007 (Unaudited)

Bonds and Notes--72.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans--2.9%				
Small Business Administration,				
Ser. 2005-P10A, Cl. 1	4.64	2/10/15	5,833,879	**5,686,474**
U.S. Government Agencies--15.4%				
Federal Agricultural Mortgage				
Corp., Notes	6.87	8/10/09	225,000	235,083
Federal Farm Credit Bank,				
Bonds	4.70	12/10/14	300,000	295,684
Federal Farm Credit Bank,				
Bonds	4.85	10/25/12	300,000	299,958
Federal Farm Credit Bank,				
Bonds	5.35	6/16/14	285,000	292,486
Federal Home Loan Banks,				
Bonds, Ser. 455	3.00	4/15/09	6,950,000	6,703,282
Federal Home Loan Banks,				
Bonds, Ser. 363	4.50	11/15/12	200,000	196,580
Federal Home Loan Banks,				
Bonds	5.30	1/16/09	3,790,000	3,790,436
Federal Home Loan Banks,				
Bonds, Ser. SY08	5.63	2/15/08	495,000	497,201
Federal Home Loan Banks,				
Bonds, Ser. DX09	5.95	3/16/09	240,000	244,830
Federal Home Loan Mortgage Corp.,				
Notes, Ser. 1	5.00	10/18/10	5,990,000	5,963,291
Federal Home Loan Mortgage Corp.,				
Notes	5.63	3/15/11	400,000	411,560
Federal Home Loan Mortgage Corp.,				
Notes	5.75	3/15/09	250,000	254,105
Federal National Mortgage				
Association, Notes	5.80	2/9/26	3,400,000	3,403,342
Federal National Mortgage				
Association, Notes	6.00	5/15/11	5,000,000	5,218,200
Federal National Mortgage				
Association, Notes	6.63	10/15/07	300,000	302,178
Federal National Mortgage				
Association, Notes	7.13	6/15/10	250,000	267,245
Small Business Administration,				
Gov't Gtd. Notes, Ser. 10-A	6.64	2/10/11	85,030	88,405
Student Loan Marketing				
Association, Notes	7.35	8/1/10	100,000	107,790
Tennessee Valley Authority,				
Notes, Ser. C	4.75	8/1/13	500,000	495,288
Tennessee Valley Authority,				
Bonds, Ser. G	5.38	11/13/08	200,000	201,309
Tennessee Valley Authority,				
Bonds	7.13	5/1/30	350,000	433,587
				29,701,840
U.S. Government Agencies/Mortgage-Backed--1.3%				
Federal Home Loan Mortgage Corp				
7.50%, 11/1/29			10,511	11,017
Federal National Mortgage Association				
6.50%, 10/1/31			17,153	17,673
7.00%, 3/1/12			47,824	49,348

Government National Mortgage Association I		
6.00%, 1/15/33	105,533	107,172
6.50%, 5/15/26	61,197	62,938
Ser. 2005-9, Cl. A, 4.03%,		
5/16/22	644,866	633,083
Ser. 2006-6, Cl. A, 4.05%,		
10/16/23	531,464	521,719
Ser. 2006-9, Cl. A, 4.20%,		
8/16/26	1,130,416	1,107,590
		2,510,540
U.S. Treasury Bonds--.1%		
6.25%, 8/15/23	200,000 a	**229,672**
U.S. Treasury Inflation Protected Securities--.4%		
3.38%, 1/15/12	256,466 b	272,189
3.50%, 1/15/11	465,156 b	491,570
		763,759
U.S. Treasury Notes--52.2%		
3.50%, 11/15/09	1,375,000 a	1,339,712
3.50%, 2/15/10	4,280,000 a	4,162,133
3.63%, 4/30/07	27,290,000 a	27,266,558
4.25%, 8/15/13	250,000 a	245,810
4.25%, 8/15/15	300,000 a	292,067
4.50%, 2/28/11	8,000,000 a	7,991,568
4.50%, 3/31/12	10,685,000 c	10,670,394
4.50%, 2/15/16	9,000,000 a	8,911,413
4.63%, 2/15/17	10,050,000 a,c	10,032,734
4.75%, 5/15/14	5,305,000 a	5,354,527
4.88%, 8/15/09	20,098,000 a	20,234,606
5.00%, 2/15/11	200,000 a	203,492
5.00%, 8/15/11	200,000 a	203,938
5.13%, 6/30/08	3,595,000	3,609,045
5.63%, 5/15/08	200,000 a	201,695
		100,719,692
Total Bonds and Notes		
(cost $139,480,302)		**139,611,977**

Options--.2%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.2%		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009		
@ 4	19,100,000	18,290
3 Month USD Libor-BBA, Swaption	9,525,000	420,729
		439,019
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @		
5.75	36,000,000	0
U.S. Treasury 10 Year Notes		
April 2007 @ 108	8,800,000	35,750
U.S. Treasury 5 Year Notes		
April 2007 @ 106	8,900,000	41,719
		77,469
Total Options		
(cost $556,672)		**516,488**

Short-Term Investments--37.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.97%, 6/7/07	350,000 d	346,857

5.07%, 4/26/07	72,000,000	71,761,680
Total Short-Term Investments		
(cost $72,093,012)		**72,108,537**

Other Investment--.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $546,000)	546,000 [e]	**546,000**

Investment of Cash Collateral for Securities Loaned--34.2%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $65,971,821)	65,971,821 [e]	**65,971,821**

Total Investments (cost $278,647,807)	**144.4%**	**278,754,823**
Liabilities, Less Cash and Receivables	**(44.4%)**	**(85,761,552)**
Net Assets	**100.0%**	**192,993,271**

a All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities on loan is $64,079,688 and the total market value of the collateral held by the fund is $65,971,821.

b Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

c Purchased on a delayed delivery basis.

d All or partially held by a broker as collateral for open financial futures positions.

e Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
March 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 3/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	186	38,109,655	June 2007	46,499
U.S. Treasury 5 Year Notes	498	52,686,847	June 2007	175,080
Financial Futures Short				
U.S. Treasury 10 Year Notes	23	(2,486,875)	June 2007	13,297
U.S. Treasury 30 Year Bonds	114	(12,682,500)	June 2007	193,266
				428,142

STATEMENT OF OPTIONS WRITTEN
March 31, 2007 (Unaudited)

	Contracts	Value ($)
Call Options		
U.S. Treasury 10-Year Notes		
April 2007 @ 109		
(Premium received $16,221)	88	**(15,125)**